Giovanni Caruso Partner 345 Park Avenue New York, NY 10154	Direct 212.407.4866 Main 212.407.4000 Fax 212.937.3943 gcaruso@loeb.com

November 27, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Kellie Kim
Mark Rakip
Ruairi Regan
Mary Beth Breslin

Re:	Archimedes Tech SPAC Partners II Co. Registration Statement on Form S-1 Filed October 30, 2024 File No. 333-282885

Ladies and Gentlemen:

On behalf of our client, Archimedes Tech SPAC Partners II Co., a Cayman Islands exempted company (the “Company”), we respond to the comments of the staff of the Division of Corporation Finance of the Commission (the “Staff”) with respect to the above-referenced Registration Statement on Form S-1 filed on October 30, 2024, contained in the Staff’s letter dated November 7, 2024 (the “Comment Letter”).

The Company has filed via EDGAR Amendment No. 1 to the Registration Statement on Form S-1 (the “Amendment”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below and is followed by the Company’s response. All page references in the responses set forth below refer to the page numbers in the Amendment.

Form S-1 Filed October 30, 2024

Summary Financial Data, page 32

1.

We note you reflect total assets of $200,407,300 in your summary financial table. Given the detail presented in note 2, increase to $201 million cash held in trust, and other updated amounts presented, please clarify or revise your disclosures accordingly.

COMPANY RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page 32 of the Amendment.

November 27, 2024

Notes to Financial Statements, page F-7

2.

Based on the updates to your notes to financial statements and the labeling as unaudited, it is unclear as to what information is audited and what additional information as of and for the period from inception to June 30, 2024 is unaudited. Please amend to update your notes to financial statements accordingly. Refer to Rules 8-02 and 8-03, as well as Rule 1-01(b) of Regulation S-X.

COMPANY RESPONSE: In response to the Staff’s comment, the Company has presented the audited financial statements as of and for the period from inception to June 10, 2024 separately from the unaudited financial statement as of and for the period from inception to September 30, 2024.

Please do not hesitate to contact Giovanni Caruso of Loeb & Loeb LLP at (212) 407-4866 with any questions or comments regarding this letter.

Sincerely,

/s/ Giovanni Caruso
Giovanni Caruso
Partner

cc: Long Long